SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Rafael Aravot ——————————— Rafael Aravot Chairman of the Board and CEO

Date: October 17, 2005

Immediate Disclosure

Notice is hereby given that on October 16, 2005, RoboGroup T.E.K. Ltd. (“RoboGroup”) filed an immediate disclosure with the Israeli Securities Authority announcing that it has signed a contract to provide e-learning systems and technology labs to a chain of training institutions, abroad. The scope of the said contract is approximately $1.2 million. The products, which are part of RoboGroup’s offering to customers include: TrainNet, LearnMate, training content and technology labs.

TrainNet, a synchronous system, provides LIVE interactive distance learning lessons, reaching large number of students in geographically dispersed areas via Internet and/or satellite communications, enabling delivery of instructional material to students located also in remote undeveloped locations. TrainNet utilizes tools similar to the ones used in a regular classroom, where both students and instructors can see and hear each other, share and write on a white board and jointly review slides, enabling the best instructors to deliver courses to a broad student base.

LearnMate, an asynchronous e-learning system combines a management system (LCMS) and a wide range of learning content. Each student studies at his convenience and at his level and pace. Instructors can supervise and track the students’ progress. LearnMate enables development, management, and delivery of content and tutorials of any kind.

As part of the contract, RoboGroup will deliver e-learning content in computerized industrial technologies, including a wide-range of RoboGroup’s simulation software that form part of a virtual learning process. RoboGroup will also deliver, as part of the contract, technology laboratories, including a lab for Computerized Integrated Manufacturing (CIM) systems, to enable instructors and students to train and operate production lines and industrial automation, in a wide range of processes

RoboGroup’s broad product lines provide a unique combination of distance learning, frontal learning in classes, virtual learning via Internet and practical “Hands On” training in laboratories – known as ‘blended learning’ approach. RoboGroup’s approach allows keeping a training framework, individually and in classes, for geographically dispersed students, by integrating cutting-edge technologies.

RoboGroup expects to supply the products under the said contract in the course of 2005-2006.